

December 13, 2013

Via E-mail
Mr. John D. Sheehan
Executive Vice President and
Chief Financial Officer
Mylan Inc.
1500 Corporate Drive
Canonsburg, PA 15317

Re: **Mylan Inc.**
         Form 10-Q for the Quarterly Period Ended September 30, 2013
         Filed October 31, 2013
         File No. 001-09114

Dear Mr. Sheehan:

We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 44

1. You indicate on page 44 that cash provided by operating activities was affected by a net increase of $55.8 million in inventory balances. Further, Note 6 to the condensed consolidated financial statements indicates increases in raw materials by $60.7 million, work in process by $28 million and finished goods by $31.8 million during the nine months ended September 30, 2013. Please provide us proposed disclosure to be included in future periodic reports explaining the reasons for these increases. If the increases represent known trends, demands, commitments, events or uncertainties, please address in your proposed disclosure including the expected effects on your future financial position, results of operations and liquidity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant